08028824

SEC Mail Processing Section
FEB 29 2008
Washington, DC
106

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53593

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morningstar Investment Services, Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 West Wacker Drive
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

D. Scott Schilling (312) 696-6168

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

Ernst & Young LLP
(Name – *If individual, state last, first, middle name*)

233 South Wacker Drive, Sears Tower	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0711-0890119

AFFIRMATION

I, D. Scott Schilling, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Morningstar Investment Services, Inc. as of December 31, 2007, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

D. Scott Schilling

Signature

Chief Compliance Officer and FINOP

Title

Heidi T. Miller

HEIDI T. MILLER
OFFICIAL SEAL
Notary Public, State of Illinois
My Commission Expires
July 13, 2010

Statement of Financial Condition

Morningstar Investment Services, Inc.
December 31, 2007
With Report of Independent Registered Public Accounting Firm

A copy of the report of independent registered public accounting firm on internal control is currently available for inspection at the principal office of the Securities and Exchange Commission in Washington, D.C. and the Chicago regional office of the Securities and Exchange Commission, the region in which Morningstar Investment Services, Inc. has its principal place of business.

Morningstar Investment Services, Inc.

Statement of Financial Condition

December 31, 2007

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Morningstar Investment Services, Inc.

We have audited the accompanying statement of financial condition of Morningstar Investment Services, Inc. (the Company) as of December 31, 2007. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Morningstar Investment Services, Inc. at December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As described in Note 2 to the financial statement, effective January 1, 2007, the Company changed its method of accounting for sabbatical leave to conform with EITF No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences*, and changed its method of accounting for uncertain tax positions to conform with FIN 48, *Accounting for Uncertainty in Income Taxes.*

Ernst + Young LLP

February 28, 2008

Morningstar Investment Services, Inc.

Statement of Financial Condition

December 31, 2007

Assets	
Cash	$ 1,016,160
Fees receivable	2,405,935
Securities owned	2,810,991
Due from Parent	5,124,856
Deferred tax asset, net	273,103
Computer equipment and capitalized software – net of accumulated depreciation of $383,967	48,710
Other assets	30,158
Total assets	$ 11,709,913
Liabilities and shareholder's equity	
Accounts payable and accrued expenses	$ 1,819,023
Shareholder's equity:	
Common stock – $.01 par value; 10,000 shares authorized; 100 shares issued	1
Additional paid-in capital	22,724,462
Accumulated deficit	(12,833,573)
Total shareholder's equity	9,890,890
Total liabilities and shareholder's equity	$ 11,709,913

See notes to financial statements.

Morningstar Investment Services, Inc.

Notes to Statement of Financial Condition

December 31, 2007

1. General

Basis of Presentation

The statement of financial condition includes the accounts of Morningstar Investment Services, Inc. (the Company, we, our), a wholly owned subsidiary of Morningstar, Inc. (the Parent).

Nature of Operations

The Company, a Delaware corporation, is a securities broker/dealer and investment adviser registered with the Securities and Exchange Commission (the SEC) and provides discretionary portfolio-management services for financial advisors and intermediaries.

2. Summary of Significant Accounting Policies

Management's Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Revenue Recognition

Advisory fees and shareholder servicing fees from assets under management are recognized in the period the assets are under management.

Fees Receivable

Fees receivable represent advisory fees and shareholder servicing fees collected from third parties on behalf of the Company and are recorded at their net realizable value.

2. Summary of Significant Accounting Policies (continued)

Securities Owned

Securities owned represent shares owned in various mutual funds, stocks, and exchange-traded funds. Securities owned are carried at market value based on current market quotes, which approximate fair value. Realized and unrealized gains and losses on securities are included in other revenues in the determination of net income (loss). Securities transactions are recorded on a trade-date basis.

The market value of securities owned at December 31, 2007, is as follows:

Equity securities	$ 1,676,615
Money market	2,939
Mutual funds	1,131,437
	$ 2,810,991

Due From Parent

Due from Parent includes amounts due from Morningstar, Inc. primarily for the use of net operating loss carryforwards and other tax benefits, generated by the Company.

Computer Equipment and Capitalized Software

Computer equipment is stated at cost. The cost of computer equipment is depreciated using the straight-line method based upon the useful life of the equipment, generally three years. The Company also capitalizes certain software development costs in accordance with Emerging Issues Task Force (EITF) Issue No. 00-2, *Accounting for Web Site Development Costs*, and AICPA Statement of Position 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use*. Depreciation of capitalized amounts is computed using the straight-line method over the expected useful life, generally three years.

2. Summary of Significant Accounting Policies (continued)

The net book value of computer equipment and capitalized software at December 31, 2007, is as follows:

	Cost	Accumulated Depreciation	Net Book Value
Computer equipment	$ 219,835	$ (178,442)	$ 41,393
Capitalized software	212,842	(205,525)	7,317
Total	$ 432,677	$ (383,967)	$ 48,710

Stock-Based Compensation

Morningstar, Inc. measures and records stock-based compensation expense in accordance with the provisions of Statement of Financial Accounting Standards (SFAS) No. 123 (Revised 2004), *Share-Based Payment* (SFAS No. 123(R)). Morningstar, Inc. charges the Company stock-based compensation expense determined in accordance with SFAS No. 123(R) for stock options and restricted stock units granted to the Company's employees. In accordance with SFAS No. 123(R), Morningstar, Inc. estimates expected forfeitures at the grant date and recognizes compensation cost only for those awards expected to vest.

Deferred Income Taxes

The Company has established deferred income taxes for the temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes.

On January 1, 2007, we adopted Financial Accounting Standard Board (FASB) Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109*, which prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, and disclosure for uncertain tax positions. The adoption of FIN 48 did not result in the recognition of a liability for unrecognized income tax benefits, and, as a result, we did not record a cumulative effect adjustment to retained earnings at the beginning of the period. No changes in unrecognized tax benefits occurred during the year, and we do not have a liability

2. Summary of Significant Accounting Policies (continued)

recorded as of December 31, 2007. We recognize interest and penalties, if any, related to unrecognized tax benefits as a component of income tax expense in our statement of operations. We do not anticipate any significant changes in unrecognized tax benefits during the next twelve months.

Accounting for Sabbatical Leave

Full-time employees of the Company are eligible for six weeks of paid time off after four years of continuous service. On January 1, 2007, we adopted EITF No. 06-2, *Accounting for Sabbatical Leave and Other Similar Benefits Pursuant to FASB Statement No. 43, Accounting for Compensated Absences*, which requires that we record a liability for employees' sabbatical benefits over the period employees earn the right for sabbatical leave. Accordingly, on January 1, 2007, we recorded a cumulative-effect adjustment to retained earnings of $160,000, net of tax, to reflect the portion of employee sabbatical leave that had been earned at that date. Besides recording this cumulative effect of an accounting change, the adoption of EITF No. 06-2 did not have a significant impact on our financial condition, results of operations, or cash flows.

New Accounting Pronouncements

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities, (including an amendment to FASB Statement No. 115, Accounting for Certain Investments in Debt and Equity Securities)*. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The amendment to SFAS No. 115 applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, and for interim periods within those years; therefore, we will adopt SFAS No. 159 in the first quarter of 2008. We are in the process of determining the effect the adoption of SFAS No. 159 will have on our financial statements.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15,

2. Summary of Significant Accounting Policies (continued)

2007, and for interim periods within those years; therefore, we will adopt SFAS No. 157 in the first quarter of 2008. We are in the process of determining the effect the adoption of SFAS No. 157 will have on our financial statements.

3. Net Capital Requirements

The Company, as a registered broker/dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined.

At December 31, 2007, the Company had net capital, as defined, of $1,628,956, which was $1,507,627 in excess of its required minimum net capital of $121,329. The Company's ratio of aggregate indebtedness to net capital, as defined, was 1.12 to 1.

Advances to affiliates, dividend payments, and other equity withdrawals may be subject to restrictions or certain notification provisions of the rules of the SEC.

4. Defined-Contribution Plan

Substantially all employees of the Company participate in the defined-contribution 401(k) plan sponsored by Morningstar, Inc. The plan allows employees to voluntarily contribute pretax dollars up to a maximum amount allowable by the Internal Revenue Service. The Company contributes an amount equal to the employee's contributions up to 7% of the employee's salaries. The Company's matching contributions were $231,074 for the year ended December 31, 2007.

5. Related-Party Transactions

Intercompany Agreement

The Company and Morningstar, Inc. have an intercompany agreement whereby the Company engages Morningstar, Inc. to provide capital and certain services. In 2007, the Company recorded expense under this intercompany agreement of $2,822,281. The breakdown of the expense is as follows:

General and administrative expenses, which represent an allocation of Morningstar, Inc. corporate compensation (including stock-based compensation) and other overhead costs	$ 2,160,753
Other operating expenses paid by Morningstar, Inc. on behalf of the Company	661,528
Total	$ 2,822,281

In 2007, the Company remitted monthly payments to Morningstar, Inc. for these services. In addition, the Company remitted prepayments to Morningstar, Inc. for bonus expense in the amount of $336,602. At December 31, 2007, the net amount of this activity resulted in a receivable from Morningstar, Inc. in the amount of $110,927.

Tax-Sharing Agreement

The Company and Morningstar, Inc. have a tax-sharing agreement (the Tax-Sharing Agreement) that outlines the responsibilities of each party concerning treatment of income tax liabilities and tax benefits generated by the Company. At December 31, 2007, the Company has a receivable from Morningstar, Inc. in the amount of $5,013,929 related to the Tax-Sharing Agreement for tax benefits of the Company utilized or expected to be utilized by Morningstar, Inc.

In accordance with the Tax-Sharing Agreement, as amended, Morningstar, Inc. will reimburse the Company $703,163 no later than the third quarter of 2008 for tax benefits related to 2006. Morningstar, Inc. is expected to reimburse the Company $4,310,766 in the future for tax benefits related to 2007, approximately $3,521,703 of which relates to tax benefits from stock option exercises and vesting of restricted stock units during 2007.

5. Related-Party Transactions (continued)

Due From Parent

The following is a summary of the amount due from Parent at December 31, 2007:

Benefit of net operating loss – 2006	$ 703,163
Benefit of net operating loss – 2007	4,310,766
Amount due from Parent for tax benefits	5,013,929
Prepayment to Parent for annual bonuses	336,602
Amount due to Parent for intercompany charges	(225,675)
Net amount due from Parent	$ 5,124,856

6. Income Taxes

The Company's income and expense are included in the consolidated federal income tax return of Morningstar, Inc. The Company's provision for federal income taxes is based upon the statutory rate after giving effect to the deduction for state and local taxes. With respect to state and local taxing authorities, the Company generally files its own tax return in those jurisdictions, which do not otherwise require inclusion in a consolidated return.

The components of the income tax benefit are as follows:

Deferred tax expense:	
Federal	$ 448,806
State	126,153
Current tax benefit:	
Federal	(705,755)
State	(76,021)
Net income tax benefit	$ (206,817)

The tax effects of the temporary differences that give rise to the deferred income tax asset as of December 31, 2007, are as follows:

Stock-based compensation	$ 153,345
Sabbatical liability	86,338
Other, net	33,420
Total deferred income tax asset, net	$ 273,103

6. Income Taxes (continued)

Management believes that it is more likely than not that this net deferred tax asset will be realized based on income tax laws and expectations of future taxable income from ordinary operations of Morningstar, Inc. Uncertainties surrounding income tax law changes and future operating income levels may, however, affect the ultimate. realization of all or some of this deferred tax asset.

7. Stock-Based Compensation

Morningstar, Inc. charges the Company stock-based compensation expense determined in accordance with SFAS No. 123(R) for stock options and restricted stock units granted to the Company's employees.

These stock option and restricted stock units are granted in accordance with Morningstar, Inc.'s stock plans. Generally, the Company's employees are eligible for participation in these stock plans on the first day of employment. In general, stock options expire ten years after the date of grant and vest ratably over a four-year period. Restricted stock units vest ratably over a four-year period.

The stock-based compensation expense recorded in 2007 by the Company for stock options and restricted stock units granted to employees under the various Morningstar, Inc. plans was $237,843.

Restricted Stock Units

Morningstar, Inc. granted restricted stock units for the first time in May 2006. Morningstar, Inc. measures the fair value of its restricted stock units on the date of grant based on the market price of the underlying common stock as of the close of trading on the day prior to grant. Morningstar, Inc. amortizes that value to stock-based compensation expense, net of estimated forfeitures, ratably over the vesting period.

7. Stock-Based Compensation (continued)

A summary of Morningstar, Inc. restricted stock units held by the Company's employees as of December 31, 2007, is as follows:

Restricted Stock Units	Total Unvested	Weighted-Average Grant Date Fair Value
Restricted Stock Units – January 1, 2007	10,131	$44.50
Granted	9,532	54.16
Vested	(2,412)	46.74
Transferred	3,122	51.28
Forfeited	(9,781)	47.06
Restricted Stock Units – December 31, 2007	10,592	$52.83

As of December 31, 2007, the total amount of unrecognized stock-based compensation expense related to restricted stock units was approximately $386,000, which is expected to be recognized over an average period of approximately 38 months.

7. Stock-Based Compensation (continued)

Stock Options

A summary of Morningstar, Inc. stock options held by the Company's employees as of December 31, 2007, is as follows:

Stock Options	Shares	Weighted-Average Exercise Price
Options outstanding – January 1, 2007	335,537	$14.85
Granted	–	–
Transferred	28,421	14.67
Canceled	(30,624)	18.85
Exercised	(213,470)	14.42
Options outstanding – December 31, 2007	119,864	$14.92
Options exercisable	99,704	$13.08

The total intrinsic value (difference between the market value of Morningstar, Inc.'s stock on the date of exercise and the exercise price of the option) of options exercised in 2007 was $11,147,000.

Additional information for Morningstar, Inc. options outstanding and options exercisable held by the Company's employees at December 31, 2007, is as follows:

	Options Outstanding				Options Exercisable			
Range of Exercise Prices	Outstanding Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value ($000)	Outstanding Shares	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Aggregate Intrinsic Value ($000)
$2.00 –$2.77	3,381	0.71	$ 2.77	$ 253	3,381	0.71	$ 2.77	$ 253
$8.57 – $14.13	88,149	3.76	12.73	5,732	88,149	3.76	12.73	5,732
$16.74 – $37.78	28,334	7.35	23.20	1,546	8,174	7.22	21.14	463
$2.00 – $37.78	119,864	4.52	$14.92	$7,531	99,704	3.94	$13.08	$6,448
Vested or Expected to Vest								
$2.00 – $37.78	119,060	4.03	$14.89	$7,485				

7. Stock-Based Compensation (continued)

The aggregate intrinsic value in the table above represents the total pretax intrinsic value based on our closing stock price of $77.75 on December 31, 2007, which would have been received by the option holders had all option holders exercised their options as of that date.

As of December 31, 2007, the total amount of unrecognized stock-based compensation expense related to stock options was approximately $177,000, which is expected to be recognized over a weighted-average period of approximately 13 months.

8. Contingency

In December 2004, the SEC notified Morningstar Associates, LLC, an affiliate of the Company, and Morningstar Investment Services, Inc. that it had begun an examination. Morningstar Associates, LLC subsequently received subpoenas from the SEC, the New York Attorney General's office, and the United States Department of Labor seeking information and documents from Morningstar Associates, LLC related to the investment consulting services Morningstar Associates, LLC offers to retirement plan providers, including fund lineup recommendations for retirement plan sponsors. In January 2007, the SEC notified Morningstar Associates, LLC that it ended its investigation. The New York Attorney General and United States Department of Labor investigations are ongoing. While we cannot rule out the possibility that information and documents pertaining to Morningstar Investment Services, Inc. may be requested, we do not believe that these investigations are focused on Morningstar Investment Services, Inc.

ERNST & YOUNG

SEC Mail
Mail Processing
Section

FEB 29 2008

Washington, DC

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

The Board of Directors
Morningstar Investment Services, Inc.

In planning and performing our audit of the financial statements of Morningstar Investment Services, Inc. (the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

However, we noted the following matter involving the control environment and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedure to be performed in our audit of the financial statements of the Company for the year ended December 31, 2007. The Company improperly classified an unsecured receivable against accounts payable and accrued liabilities on the statement of financial condition and thus understated nonallowable assets and aggregate indebtedness by this amount. This served to overstate net capital at December 31, 2007, by $454,376. This reduction did not result in a net capital deficiency. The Company has amended and refiled its December 31, 2007, FOCUS report. The Company promptly notified its regulators of this material weakness/inadequacy, and the Company has recorded these items properly at December 31, 2007, and has taken steps to improve the month-end accounting procedures.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above, except for the matter discussed in the previous paragraph.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and this report is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 26, 2008